October 29, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Comment Letter Dated October 7, 2008
File No. 001-33143

Dear Mr. Rosenberg:

On October 15, 2008 we submitted a letter indicating that the Company would respond to the Comment Letter Dated October 7, 2008 on or before October 31, 2008. As the Company is revising certain disclosures in its third quarter Form 10-Q in conjunction with drafting a response letter to address comments of the Commission, we will now file our response on or before the close of business on Friday November 7, 2008.

Do not hesitate to contact me if you have any questions. Thank you for your cooperation.

Sincerely yours,

AmTrust Financial Services, Inc.

By:	/s/ Stephen Ungar
Stephen Ungar
General Counsel